Room 4561

								April 11, 2006

Matthew T. Pullam
Chief Financial Officer
Quovadx, Inc.
7600 E. Orchard Road
Suite 300-S
Greenwood Village, CO 80111

Re:	Quovadx, Inc.
	Form 8-K filed on April 7, 2006
      File No. 0-29273

Dear Mr. Pullam:

      We have reviewed the above referenced filing and have the following comment. Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on April 7, 2006
1. With regard to the material weaknesses you have identified, revise to provide the information required by paragraph (a)(1)(iv), items
(B) and (C), of Regulation S-K, Item 304. That is, expand your disclosures to state whether the audit committee discussed the material weaknesses with the former accountant and whether the former accountant has been authorized to respond fully to the inquiries of the successor accountant concerning the material weaknesses, and, if not, describe the nature of any limitation thereon and the reason therefor.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filings.

	You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443 or me at (202) 551-3488 with any questions.

      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting

Matthew T. Pullam
Quovadx, Inc.
April 11, 2006
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